SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Act of 1934

For the Year Ended December 31, 2004

City Holding Company

401(k) Plan and Trust

City Holding Company

25 Gatewater Road

Cross Lanes, West Virginia 25313

City Holding Company

401(k) Plan and Trust

Form 11-K

Year Ended December 31, 2004

Required Information

The City Holding Company 401(k) Plan and Trust (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

Report of Independent Registered Public Accounting Firm

Board of Directors

City Holding Company

We have audited the accompanying statements of net assets available for benefits of the City Holding Company 401(k) Plan and Trust (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 15, 2005

City Holding Company

401(k) Plan and Trust

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Cash and cash equivalents	$52,887	$33,736
Investments at fair value:
Mutual and commingled funds	11,721,589	9,104,104
Common stock of City Holding Company	17,533,854	18,741,078
Participant loans	979,957	842,426

Total assets	30,288,287	28,721,344

Accrued expenses and other liabilities	6,869	5,550
Payable to participants	3,151	4,523

Net assets available for benefits	$30,278,267	$28,711,271

See accompanying notes.

City Holding Company

401(k) Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions
Investment income:
Net appreciation in fair value of investments	$1,200,275
Interest and dividends	476,448

1,676,723
Contributions:
Contributions from employer	495,257
Contributions from employees	1,373,364

1,868,621

Total additions	3,545,344

Deductions
Withdrawals and benefits paid directly to participants	1,960,091
Administrative expenses	18,257

Total payments and expenses	1,978,348

Net increase	1,566,996

Net assets available for benefits:
Beginning of year	28,711,271

End of year	$30,278,267

See accompanying notes.

City Holding Company

401(k) Plan and Trust

Notes to Financial Statements

December 31, 2004

1. Significant Accounting Policies

Basis of Accounting

The accounting records of the City Holding Company 401(k) Plan and Trust (the Plan) are maintained on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash equivalents are short-term, highly liquid investments. The market value of cash equivalents approximates cost.

Investments

The Plan determines the fair value of its investment in City Holding Company common stock based on the stock’s quoted trade price. Investments in mutual and commingled funds are valued at the Plan’s proportionate share of the quoted fair value of net assets in each fund as of December 31, 2004 and 2003. The participant loans are valued at their outstanding balances, which approximate fair value.

Each participant may designate the percentage of his or her contributions to be invested into any of the investment options, offered by the Plan.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

City Holding Company

401(k) Plan and Trust

Notes to Financial Statements (continued)

2. Description of Plan

The following description of the Plan provides general only information. Participants should refer to the Summary Plan Description for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution savings plan covering all employees of City Holding Company and its subsidiaries (the Company) who are eligible for participation in the plan the first day of the month subsequent to date of hire or attaining the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Company’s contribution consists of a 50% match of the first 6% of each eligible participant’s contribution as directed by the participant’s investment elections. If a participant does not elect investment options, all contributions are invested in the default fund, as defined in the Plan agreement.

Participant Accounts

Participants may elect to contribute, on a salary-deferral basis, up to 15% of annual compensation, subject to federal income tax limits. Included in participant contributions are approximately $110,000 and $67,000 in 2004 and 2003, respectively, of participant account balances rolled-over from previous employer plans. Effective July 15, 2004, participants may elect, on an annual basis, to have the dividends on their investment in Plan sponsor stock to be paid directly to the participant or reinvested in the participant’s account in the Plan sponsor stock.

Vesting

Participants are immediately vested in all contributions, the employer match, and earnings thereon when they are made to the Plan.

City Holding Company

401(k) Plan and Trust

Notes to Financial Statements (continued)

2. Description of Plan (continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or for a reasonable time period if for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a reasonable rate. Participant assets are utilized to pay administrative fees associated with processing participant loans. Principal and interest is paid ratably through semi-monthly payroll deductions.

Payment of Benefits

Benefits, representing each participant’s share in the Plan, are generally payable upon the participating employee’s death, retirement, disability, or separation from the Company. Benefits are payable in the form of cash, stock, or a combination thereof.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA.

3. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated May 6, 2005, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

City Holding Company

401(k) Plan and Trust

Notes to Financial Statements (continued)

4. Related Party Transactions

The Company provides certain accounting and administrative services to the Plan without charge. The Company also pays certain administrative costs on behalf of the Plan, including legal and accounting fees.

City National Bank of West Virginia, a subsidiary of the Company, is the trustee of the Plan’s assets.

5. Investments

During 2004, the Plan’s investments (including investments purchased and sold as well as those held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Mutual and commingled funds	$741,505
Common stock	458,770

Total	$1,200,275

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2004	2003
* City Holding Company common stock	$17,533,854	$18,741,078
Federated Capital Preservation Fund	4,053,402	2,934,247
Federated Capital Appreciation Fund	1,588,929	1,500,178
American Funds American Balanced Fund	1,976,645	—
Federated Stock and Bond Fund, Inc.	—	1,852,786

*	Party-in-interest

City Holding Company

401(k) Plan and Trust

Notes to Financial Statements (continued)

6. Subsequent Events

Effective May 20, 2005, the Company acquired Classic Bancshares, Inc. (Classic), and the employees of Classic were then merged into the Plan. The participant assets of $3,761,835 in Classic’s previous plan were then transferred to the Plan based upon the investment elections of the participants.

City Holding Company

401(k) Plan and Trust

Plan: 002    EIN: 550619957

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(e) Current Value
	Common stock:
*	City Holding Company common stock	483,826 Shares	$17,533,854
	Investments in mutual or commingled funds:
	Federated Capital Appreciation Fund	62,680 Units	1,588,929
	Federated Capital Preservation Fund	405,340 Units	4,053,402
	Federated Kaufmann Fund	159,286 Units	853,774
	Federated Short-Term Income Fund	85,084 Units	718,961
	Federated Max-Cap Index Fund	17,332 Units	423,760
	Federated Stock Trust Fund	10,517 Units	391,033
	Federated Total Return Bond Fund	24,733 Units	268,103
	American Funds American Balanced Fund	109,875 Units	1,976,645
	American Funds EuroPacific Growth Fund	12,140 Units	428,039
	American Funds Washington Mutual Investor Fund	1,945 Units	59,722
	American Funds AMCAP Fund	1,363 Units	24,941
	Alger Large Cap Growth Institutional Fund	23,278 Units	274,676
	Baron Small Cap Fund	29,873 Units	659,604

			11,721,589
	Cash and cash equivalents:
	Cash		32,518
	Federated Government Obligation Money Market Fund	20,369 Units	20,369

			52,887
	Participant loans	Interest at 5%-10%, maturing through December 2009	979,957

	Total		$30,288,287

Column (d), cost, has been omitted, as investments are participant-directed.

*	Indicates a party-in-interest to the Plan.

Pursuant to the requirements of the Securities and Exchange Act of 1934, City Holding Company has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

City Holding Company
401(k) Plan and Trust

/s/ Craig G. Stilwell
Craig G. Stilwell
Plan Administrator

June 29, 2005